Press Release- SodaStream

SODASTREAM REPORTS RECORD FOURTH QUARTER RESULTS

Fourth Quarter Revenue Increased 55% to $132.9 Million

Full Year Revenue Increased 51% to $436.3 Million

Fourth Quarter Net Income Increased 42% to $7.5 Million

Full Year Net Income Increased 60% to $43.9 Million

AIRPORT CITY, Israel – February 20, 2013 – SodaStream International Ltd. (NASDAQ: SODA), a leading manufacturer of home beverage carbonation systems, announced today its results for the three and twelve month periods ended December 31, 2012.

For the fourth quarter ended December 31, 2012:

•	Total revenue increased 55.2% to $132.9 million from $85.7 million in the fourth quarter 2011.
•	Net income increased 41.6% to $7.5 million compared to $5.3 million a year ago, and Adjusted net income was $9.4 million compared to $6.7 million in the prior year.
•	Diluted earnings per share increased 38.5% to $0.36, compared to $0.26 in the fourth quarter 2011 and Adjusted diluted earnings per share were $0.45 compared to $0.32 in the prior year.

For the year ended December 31, 2012:

•	Total revenue increased 51.0% to $436.3 million from $289.0 million in 2011.
•	Net income increased 59.6% to $43.9 million compared to $27.5 million a year ago, and Adjusted net income was $50.0 million compared to $32.9 million in the prior year.
•	Diluted earnings per share increased 56.0% to $2.09, compared to $1.34 in 2011 and Adjusted diluted earnings per share were $2.39 compared to $1.60 in the prior year.

“Our fourth quarter performance was marked by significant growth in all major areas of our business and represents a strong finish to another record year,” said Daniel Birnbaum, Chief Executive Officer of SodaStream. “Our efforts throughout 2012 to increase global awareness of our brand and category and expand our retail presence culminated in a very successful holiday season. For the first time ever we exceeded 1 million soda makers sold in a quarter, resulting in approximately 3.5 million soda makers for the year. Notably, U.S. sell-through of soda makers and consumables exceeded expectations, continuing our growth trajectory in the world’s biggest soda market. We believe the growing strength of our brand equity driven by our new branding campaign, strategic partnerships and innovative product portfolio, including our newest soda maker, the Source, all set the stage for continued growth in 2013 and beyond.”

Fourth Quarter 2012 Financial Review

Geographical Revenue Breakdown
Revenue	Three Months Ended
	December 31, 2011	December 31, 2012	Increase	Increase
	In Millions USD			%
The Americas	$32.0	$62.8	$30.8	96%
Western Europe	39.7	51.9	12.2	31%
Asia-Pacific	8.8	11.6	2.8	31%
Central & Eastern Europe, Middle East, Africa	5.2	6.6	1.4	28%
Total	$85.7	$132.9	$47.2	55%

Press Release- SodaStream

Product Segment Revenue Breakdown
Revenue	Three Months Ended
	December 31, 2011	December 31, 2012	Increase (decrease)	Increase (decrease)
	In millions USD			%
Soda Maker Starter Kits	$40.7	$66.1	$25.4	62%
Consumables	42.3	64.8	22.5	54%
Other	2.7	2.0	(0.7)	(28)%
Total	$85.7	$132.9	$47.2	55%

Product Segment Unit Breakdown
	Three Months Ended
	December 31, 2011	December 31, 2012	Increase	Increase
	In thousands			%
Soda Maker Starter Kits	767	1,111	344	45%
CO2 Refills	3,414	4,308	894	26%
Flavors	4,592	7,362	2,770	60%

Gross margin for the fourth quarter 2012 was 53.0%, compared to 57.3% for the same period in 2011. The decrease was in-line with guidance and primarily due to higher dependency on subcontractors and expedited shipments including air freight of raw materials and finished goods mainly to support the Source launch and to fulfill better than expected overall demand. This negative impact on the gross margin was partially offset by an increase in direct distribution that accounted for 82% of total revenue in the quarter compared to 75% in the fourth quarter 2011. The increase in direct distribution is mainly due to growth in U.S. revenue and the shift to self-distribution in the Nordics.

Sales and marketing expenses for the fourth quarter 2012 totaled $52.8 million, or 39.7% of revenue, compared to $36.4 million, or 42.5% of revenue, for the comparable period in the prior year. The 280 basis point improvement is mainly attributable to a decrease in advertising and promotion expense as a percent of revenue to 22.7% compared to 25.1% in the fourth quarter 2011.

General and administrative expenses for the fourth quarter 2012 were $10.2 million, or 7.6% of revenue, compared to $7.4 million, or 8.7% of revenue in the comparable period of last year. The 110 basis point improvement was driven by leveraging fixed expenses on higher revenue, partially offset by additional expenses associated with the acquisition of the distribution channels in the Nordics in the first quarter 2012 and the acquisition of the Company’s distribution channels in Canada in the third quarter 2012. The fourth quarter 2012 also included additional share-based compensation expense associated with the adoption of a new long-term incentive plan for the Company’s Chief Executive Officer.

Operating income increased to $7.9 million, or 5.9% of revenue as compared to $5.3 million, or 6.2% of revenue in the fourth quarter 2011.

Tax expense was $78,000 representing a 1.0% effective tax rate compared to $306,000 or a 5.4% effective tax rate in the fourth quarter 2011. This reduction in effective tax rate is primarily attributable to additional utilization of taxable expenses in one of our jurisdictions following an agreement with the tax authority secured late in the quarter.

Balance Sheet Review

•	Cash and cash equivalents and bank deposits at December 31, 2012 were $62.1 million compared to $74.3 million at December 31, 2011. The decrease is primarily attributable to the acquisition of the Nordics and Canadian distribution activities, debt repayment and an increase in working capital.
•	The Company had no outstanding loans and borrowings at December 31, 2012 compared to $4.0 million at December 31, 2011.

Press Release- SodaStream

•	Working capital at December 31, 2012 increased 21.5% to $95.1 million compared to $78.3 million at December 31, 2011.
•	Inventories at December 31, 2012 increased 47.1% to $112.7 million compared to $76.6 million at December 31, 2011, primarily reflecting the additional inventory associated with the acquisition of the Nordics and Canadian inventory and the Company's business growth.

Change in Reporting Currency

Beginning with the quarter ended March 31, 2012, the Company changed its reporting currency to the U.S. dollar (USD). Previously, the Company presented its annual and quarterly consolidated balance sheets and related consolidated statements of operations and cash flows in Euro (EUR). In accordance with IFRS, the financial statements for comparative periods were translated into the new reporting currency using the EUR to USD exchange rate at January 1, 2012 of EUR 1.00 = USD 1.2973.

Full Year 2013 Guidance

•	The Company expects full year 2013 revenue to increase approximately 25% over 2012 revenue of $436.3 million.
•	The Company expects full year 2013 Adjusted EBITDA to increase approximately 34% over 2012 Adjusted EBITDA of $61.1 million.
•	The Company expects full year 2013 net income on an Adjusted basis, which excludes share-based compensation expense, to increase approximately 25% over the Adjusted net income of $50.0 million reported in 2012.
•	The Company expects full year 2013 net income to increase approximately 18% as compared with its net income of $43.9 million in 2012. 2013 guidance includes:
o	An effective tax rate of approximately 10% compared with an effective tax rate of 1.7% in 2012.
o	Share-based compensation expense of approximately $11.0 million compared to share-based compensation expense of $6.2 million in 2012. The increase is primarily related to the recent adoption of the Company’s long-term incentive plan.

Conference Call and Management Commentary

Detailed CFO commentary and a supplemental slide presentation have been filed as part of today’s 6-K and will be posted on the Company’s website, http://sodastream.investorroom.com.

The Company has scheduled a conference call for 8:30 AM Eastern Standard Time (U.S. time) today (Wednesday, February 20, 2013) to review the Company’s financial results. The conference call will be broadcast over the Internet as a “live” listen only Webcast. To listen, please go to: http://sodastream.investorroom.com. Listeners are urged to login approximately 20 minutes before the conference call is scheduled to begin in order to register, as well as download and install any necessary audio software. An archive of the Webcast will be available for 30 days after the call.

About SodaStream International

SodaStream manufactures beverage carbonation systems which enable consumers to easily transform ordinary tap water instantly into carbonated soft drinks and sparkling water. Soda makers offer a highly differentiated and innovative solution to consumers of bottled and canned carbonated soft drinks and sparkling water. Our products are environmentally friendly, cost effective, promote health and wellness, and are customizable and fun to use. In addition, our products offer convenience by eliminating the need to carry bottles home from the supermarket, to store bottles at home or to regularly dispose of empty bottles. Our products are available at more than 60,000 retail stores in 45 countries around the world. For more information on SodaStream, please visit the Company's website: www.sodastream.com.

To download SodaStream's investor relations app, which offers access to SEC documents, press releases, videos, audiocasts and more, please visit http://itunes.apple.com/us/app/soda-ir/id524423001?mt=8 for your iPhone/iPad, or https://play.google.com/store/apps/details?id=com.theirapp.soda for your Android mobile device.

Press Release- SodaStream

Non-IFRS Financial Measures

This press release contains certain non-IFRS measures, including Adjusted net income, Adjusted Earnings Before Interest, Income Tax, Depreciation and Amortization (“Adjusted EBITDA”), and Adjusted diluted earnings per share (“Adjusted diluted EPS”).

Adjusted net income represents net income calculated in accordance with IFRS as adjusted for the impact of the share-based compensation expense. Adjusted EBITDA represents earnings before interest, income tax, depreciation and amortization, and further eliminates the effect of the share-based compensation expense. Adjusted diluted EPS represents earnings per share calculated in accordance with IFRS as adjusted for the impact of the share-based compensation expense.

The Company believes that the Adjusted net income, Adjusted EBITDA and Adjusted diluted EPS, which exclude share-based compensation expense, should be considered in evaluating the Company’s operations. Adjusted net income and Adjusted diluted EPS exclude share-based compensation because it is a non-cash expense that does not reflect the performance of the Company’s underlying business and operations. Adjusted EBITDA facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures (affecting interest expenses, net), tax positions (such as the impact on periods or companies of changes in effective tax rates) and the age and book depreciation and amortization of fixed and intangible assets, respectively (affecting relative depreciation and amortization expense, respectively).

These measures should be considered in addition to results prepared in accordance with IFRS, but should not be considered a substitute for the IFRS results. The non-IFRS measures included in this press release have been reconciled to the IFRS results in the tables below.

Forward Looking Statements

This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management's current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to expand into our target markets, including the United States; our ability to continue to develop or maintain our presence in retail networks; our ability to develop and implement production and operating infrastructure to effectively support our growth; the success of our marketing campaigns and media spending in terms of increased sales or increased product and brand name awareness; our ability to maintain our customer base in markets where we have an established presence; the risks associated with our reliance on exclusive arrangements for the distribution of our beverage carbonation systems and consumables in each of the markets in which we use third-party distributors; our ability to compete effectively with other companies which currently offer, or may offer in the future, competing products; potential product liability claims if any component of our beverage carbonation systems is misused; our ability to protect our intellectual property rights; our being found to have a dominant position in certain markets which may place limits on our ability to operate; risks associated with our being a multinational corporation, including fluctuations in currency exchange rates; our potential exposure to greater than anticipated tax liabilities; our products being subject to extensive governmental regulation in the markets in which we operate; adverse conditions in the global economy which could negatively impact our customers' demand for our products; and other factors detailed in documents we file from time to time with the United States Securities and Exchange Commission.  Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995.

Company Contact:

Yonah Lloyd

Chief Corporate Development and Communications Officer

SodaStream International Ltd.

Phone: +972-3-976-2462

yonahl@sodastream.com

Press Release- SodaStream

Investor Contacts (US):

Brendon Frey

ICR

Phone: + 1 203-682-8200

brendon.frey@icrinc.com

Press Release- SodaStream

Consolidated Statements of Operations

In thousands (other than per share amounts)

	For the twelve months ended		For the three months ended
	December 31,		December 31,
	2011	2012	2011	2012
	(Audited)	(Unaudited)	(Unaudited)
Revenue	$288,953	$436,316	$85,688	$132,947
Cost of revenue	131,405	200,491	36,549	62,439

Gross profit	157,548	235,825	49,139	70,508

Operating expenses
Sales and marketing	99,170	153,009	36,432	52,833
General and administrative	29,829	37,767	7,422	10,160
Other income, net	(158)	(484)	(38)	(350)

Total operating expenses	128,841	190,292	43,816	62,643

Operating income	28,707	45,533	5,323	7,865

Interest expense (income), net	(1,526)	169	(326)	129
Other financial expense (income), net	(625)	767	22	125

Total financial expense (income), net	(2,151)	936	(304)	254

Income before income taxes	30,858	44,597	5,627	7,611

Income tax expense	3,373	737	306	78

Net income for the period	$27,485	$43,860	$5,321	$7,533

Net income per share
Basic	$1.40	$2.16	$0.26	$0.37
Diluted	$1.34	$2.09	$0.26	$0.36

Weighted average number of shares
Basic	19,553	20,344	20,081	20,530
Diluted	20,572	20,968	20,826	21,047

Press Release- SodaStream

Consolidated Balance Sheets as of

	December 31,	December 31,
	2011	2012
	(Audited)	(Unaudited)
	(In thousands)
Assets
Cash and cash equivalents	$34,769	$62,068
Bank deposits	39,485	-
Inventories	76,625	112,679
Trade receivables	58,452	86,650
Other receivables	20,064	28,021
Derivative financial instruments	322	803
Assets classified as available-for-sale	837	868
Total current assets	230,554	291,089

Property, plant and equipment	46,434	76,906
Intangible assets	25,358	41,978
Deferred tax assets	1,168	2,133
Other receivables	224	271
Total non-current assets	73,184	121,288

Total assets	303,738	412,377

Liabilities
Loans and borrowings	4,006	-
Derivative financial instruments	-	261
Trade payables	47,383	86,431
Income tax payable	9,171	8,866
Provisions	397	1,304
Other current liabilities	21,071	37,022
Total current liabilities	82,028	133,884

Employee benefits	1,497	1,939
Provisions	514	537
Deferred tax liabilities	717	1,527
Total non-current liabilities	2,728	4,003

Total liabilities	84,756	137,887

Shareholders’ equity
Share capital	3,238	3,330
Share premium	168,601	178,338
Translation reserve	1,471	3,628
Retained earnings	45,672	89,194
Total shareholders’ equity	218,982	274,490

Total liabilities and shareholders’ equity	$303,738	$412,377

Press Release- SodaStream

Consolidated Statements of Cash Flows

	For the twelve months ended		For the three months ended
	December 31,		December 31,
	2011	2012	2011	2012
	(Audited)	(Unaudited)	(Unaudited)
	(In thousands)
Cash flows from operating activities
Net income for the period	$27,485	$43,860	$5,321	$7,533

Adjustments:
Amortization of intangible assets	937	1,602	459	495
Change in fair value of derivative financial instruments	392	504	(74)	-
Depreciation of property, plant and equipment	5,013	8,522	1,885	2,493
Gain on sales of property, plant and equipment	-	(766)	-	(766)
Share based payment	5,389	6,189	1,349	1,896
Interest expense (income), net	(1,526)	169	(326)	129
Income tax expense	3,373	737	306	78
	41,063	60,817	8,920	11,858
Increase in inventories	(25,552)	(26,844)	(5,471)	(2,935)
Increase in trade and other receivables	(22,705)	(49,431)	(3,657)	(11,447)
Increase (decrease) in trade payables	4,291	39,957	(1,799)	16,369
Increase in employee benefits	131	91	145	119
Increase (decrease) in provisions and other current liabilities	(811)	14,891	(895)	9,067
	(3,583)	39,481	(2,757)	23,031
Interest paid	(422)	(454)	(149)	(120)
Income tax received	-	2,191	-	458
Income tax paid	(4,182)	(4,041)	(1,173)	(994)
Net cash from (used in) operating activities	(8,187)	37,177	(4,079)	22,375

Cash flows from investing activities
Interest received	1,261	1,303	258	122
Investment in bank deposits	(90,811)	(20,000)	(38,919)	-
Proceeds from bank deposits	51,892	58,919	51,892	20,000
Payments for derivative financial instruments, net	(156)	(724)	(112)	(731)
Acquisition of subsidiary, net of cash acquired	(1,025)	(10,954)	(1,025)	-
Acquisition of property, plant and equipment	(18,690)	(34,080)	(4,624)	(10,321)
Acquisition of intangible assets	(1,029)	(3,692)	(379)	(1,567)
Net cash from (used in) investing activities	(58,558)	(9,228)	7,091	7,503

Cash flows from financing activities
Share issuance	42,929	-	-	-
Proceeds from exercise of employee share options	1,117	2,890	218	1,272
Change in short-term debt	(11,172)	(3,873)	(2,563)	-
Net cash from (used in) financing activities	32,874	(983)	(2,345)	1,272

Net increase (decrease) in cash and cash equivalents	(33,871)	26,966	667	31,150
Cash and cash equivalents at the beginning of the period	68,627	34,769	33,933	30,676
Effect of exchange rates fluctuations on cash and cash equivalents	13	333	169	242

Cash and cash equivalents at the end of the period	$34,769	$62,068	$34,769	$62,068

Press Release- SodaStream

Information about revenue in reportable segments

	The Americas	Western Europe	Asia-Pacific	Central and Eastern Europe, Middle East, Africa	Total
	(In thousands)
Twelve months ended:
December 31, 2011 (Audited)	$83,894	153,174	21,010	30,875	$288,953
December 31, 2012 (Unaudited)	$157,705	204,332	42,367	31,912	$436,316

Three months ended:
December 31, 2011 (Unaudited)	$31,976	39,717	8,844	5,151	$85,688
December 31, 2012 (Unaudited)	$62,762	51,996	11,591	6,598	$132,947

Press Release- SodaStream

Reported (IFRS) to Adjusted (non-IFRS) Reconciliation of Consolidated Statements of Operations

	Twelve months ended December 31,
	2011			2012
	Reported	Share based		Reported	Share based
	(Unadjusted)	payment	Adjusted	(Unadjusted)	payment	Adjusted
	(Unaudited)
	In thousands (other than per share amounts)
Revenue	$288,953	$-	$288,953	$436,316	$-	$436,316
Cost of revenue	131,405	-	131,405	200,491	-	200,491

Gross profit	157,548	-	157,548	235,825	-	235,825

Operating expenses
Sales and marketing	99,170	-	99,170	153,009	-	153,009
General and administrative	29,829	(5,389)	24,440	37,767	(6,189)	31,578
Other income, net	(158)	-	(158)	(484)	-	(484)

Total operating expenses	128,841	(5,389)	123,452	190,292	(6,189)	184,103

Operating income	28,707	5,389	34,096	45,533	6,189	51,722

Interest expense (income), net	(1,526)	-	(1,526)	169	-	169
Other financial expense (income), net	(625)	-	(625)	767	-	767

Total financial expense (income), net	(2,151)	-	(2,151)	936	-	936

Income before income taxes	30,858	5,389	36,247	44,597	6,189	50,786

Income tax expense	3,373	-	3,373	737	-	737

Net income for the period	$27,485	$5,389	$32,874	$43,860	$6,189	$50,049

Net income per share
Basic	$1.40		$1.69	$2.16		$2.46
Diluted	$1.34		$1.60	$2.09		$2.39

Weighted average number of shares
Basic	19,553		19,553	20,344		20,344
Diluted	20,572		20,572	20,968		20,968

Press Release- SodaStream

Reported (IFRS) to Adjusted (non-IFRS) Reconciliation of Consolidated Statements of Operations

	Three months ended December 31,
	2011			2012
	Reported	Share based		Reported	Share based
	(Unadjusted)	payment	Adjusted	(Unadjusted)	payment	Adjusted
	(Unaudited)
	In thousands (other than per share amounts)
Revenue	$85,688	$-	$85,688	$132,947	$-	$132,947
Cost of revenue	36,549	-	36,549	62,439	-	62,439

Gross profit	49,139	-	49,139	70,508	-	70,508

Operating expenses
Sales and marketing	36,432	-	36,432	52,833	-	52,833
General and administrative	7,422	(1,349)	6,073	10,160	(1,896)	8,264
Other income, net	(38)	-	(38)	(350)	-	(350)

Total operating expenses	43,816	(1,349)	42,467	62,643	(1,896)	60,747

Operating income	5,323	1,349	6,672	7,865	1,896	9,761

Interest expense (income), net	(326)	-	(326)	129	-	129
Other financial expense, net	22	-	22	125	-	125

Total financial expense (income), net	(304)	-	(304)	254	-	254

Income before income taxes	5,627	1,349	6,976	7,611	1,896	9,507

Income tax expense	306	-	306	78	-	78

Net income for the period	$5,321	$1,349	$6,670	$7,533	$1,896	$9,429

Net income per share
Basic	$0.26		$0.34	$0.37		$0.46
Diluted	$0.26		$0.32	$0.36		$0.45

Weighted average number of shares
Basic	20,081		20,081	20,530		20,530
Diluted	20,826		20,826	21,047		21,047

Press Release- SodaStream

EBITDA and Adjusted EBITDA

	Twelve months ended		Three months ended
	December 31,		December 31,
	2011	2012	2011	2012
	(Unaudited)
	(In thousands)

Reconciliation of Net Income to EBITDA and Adjusted EBITDA
Net income	$27,485	$43,860	$5,321	$7,533
Interest expense (income), net	(1,526)	169	(326)	129
Income tax expense	3,373	737	306	78
Depreciation and amortization	5,950	10,124	2,344	2,988
EBITDA	35,282	54,890	7,645	10,728

Share based payment	5,389	6,189	1,349	1,896
Adjusted EBITDA	$40,671	$61,079	$8,994	$12,624

Press Release- SodaStream

The following tables present the Company’s revenue, by product type for the periods presented, as well as such revenue by product type as a percentage of total revenue:

	Twelve months ended		Three months ended
	December 31,		December 31,
	2011	2012	2011	2012
	(Audited)	(Unaudited)	(Unaudited)
	Revenue
	(in thousands)

Soda maker starter kits (including exchange cylinders)	$125,595	$185,875	$40,683	$66,075
Consumables	156,959	241,922	42,275	64,893
Other	6,399	8,519	2,730	1,979
Total	$288,953	$436,316	$85,688	$132,947

	Twelve months ended		Three months ended
	December 31,		December 31,
	2011	2012	2011	2012
	(Audited)	(Unaudited)	(Unaudited)
	As a percentage of revenue

Soda maker starter kits (including exchange cylinders)	43.5%	42.6%	47.5%	49.7%
Consumables	54.3%	55.4%	49.3%	48.8%
Other	2.2%	2.0%	3.2%	1.5%
Total	100.0%	100.0%	100.0%	100.0%

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